September 24,
2019

Max P. Chen
Chief Executive Officer and Interim Chief Financial Officer
American Education Center Inc.
2 Wall Street, 8th Floor
New York, NY 10005

       Re: American Education Center, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 16, 2019
           Form 10-Q for the Quarter Ended June 30, 2019, as Amended Filed August 19, 2019
           File No. 333-201029

Dear Mr. Chen:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 1. Business
Our Customers, page 7

1. We note that your customers consist of Chinese students wishing to study and/ or gain work experience in the US. However, on page 11, you state that you receive a significant portion of your revenue from a relatively limited number of customers. Please help us reconcile the inconsistencies in your disclosure.

      Additionally, please identify such customers which account for 10% or more of your consolidated revenues. Refer to Item 101(c)(1)(vii) of Regulation S-K. Max P. Chen
American Education Center Inc.
September 24, 2019
Page 2
Form 10-Q for the Quarter Ended June 30, 2019

Notes to Consolidated Financial Statements for the Three and Six Months Ended June 30, 2019
and 2018
2. Summary of Significant Accounting Policies
Accounts Receivable, page 8

2. We note in your revenue recognition policy disclosure on page 11 that fees related to your advisory services "are generally paid to the Company in advance and they are recorded as deferred revenue." Please refer to the accounts receivable aging on page 29 and explain to us why, in light of this disclosure, most of the $1.2 million revenue recognized during the three months ended June 30, 2019 was recorded as accounts receivable. In this regard we note approximately $1.1 million of accounts receivable was less than 90 days old at June
         30, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions.



FirstName LastNameMax P. Chen                                 Sincerely,
Comapany NameAmerican Education Center Inc.
                                                              Division of
Corporation Finance
September 24, 2019 Page 2                                     Office of
Telecommunications
FirstName LastName